UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30336 / January 2, 2013

_____

In the Matter of   :
                                                                          :
T. Rowe Price Associates, Inc.   :
T. Rowe Price Institutional Income Funds, Inc.   :
T. Rowe Price Investment Services, Inc.   :
                                                                          :
100 East Pratt Street   :
Baltimore, MD 21202   :
                                                                          :
(812-13726)   :
_____ :

ORDER UNDER SECTIONS 6(c), 12(d)(1)(J) AND 17(b) OF THE INVESTMENT
COMPANY ACT OF 1940

T. Rowe Price Associates, Inc., T. Rowe Price Institutional Income Funds, Inc. and T. Rowe
Price Investment Services, Inc. filed an application on December 4, 2009, and amendments to the
application on February 26, 2010, December 30, 2010, May 7, 2012, September 24, 2012,
December 4, 2012, and December 14, 2012, requesting an order under section 6(c) of the
Investment Company Act of 1940 ("Act") for an exemption from sections 2(a)(32), 5(a)(1),
22(d) and 22(e) of the Act and rule 22c-1 under the Act, under section 12(d)(1)(J) of the Act for
an exemption from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act, and under sections 6(c) and
17(b) of the Act for an exemption from sections 17(a)(1) and 17(a)(2) of the Act.

The order permits: (a) actively managed series of certain open-end management investment
companies to issue shares ("Shares") redeemable in large aggregations only ("Creation Units");
(b) secondary market transactions in Shares to occur at negotiated market prices; (c) certain
series to pay redemption proceeds, under certain circumstances, more than seven days after the
tender of Shares for redemption; (d) certain affiliated persons of the series to deposit securities
into, and receive securities from, the series in connection with the purchase and redemption of
Creation Units; (e) certain registered management investment companies and unit investment
trusts outside of the same group of investment companies as the series to acquire Shares; and
(f) certain series to perform creations and redemptions of Shares in-kind in a master-feeder
structure.

On December 7, 2012, a notice of the filing of the application was issued (Investment Company
Act Release No. 30299). The notice gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemptions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is further found that the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and that the proposed transactions are consistent with the policy of each registered investment company concerned and with the general purposes of the Act.

Accordingly, in the matter of T. Rowe Price Associates, Inc., T. Rowe Price Institutional Income Funds, Inc. and T. Rowe Price Investment Services, Inc. (File No. 812-13726),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under section 12(d)(1)(J) of the Act, that the requested exemption from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under sections 6(c) and 17(b) of the Act, that the requested exemption from sections 17(a)(1) and 17(a)(2) of the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary